UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

As of December 31, 2018 and 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2018 and 2017

Independent Auditor’s Report

(Translation of the report originally issued in Spanish)

To Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Regulatory Basis of Accounting

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Albert Oppenländer L.	EY Audit SpA.

Santiago February 28, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of December 31, 2018, and 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
ASSETS

Current assets:

Cash and cash equivalents	4	137,538,613	136,242,116
Other financial assets	5	683,567	14,138,161
Other non-financial assets	6.1	5,948,923	5,611,861
Trade and other accounts receivable, net	7	174,113,323	191,284,680
Accounts receivable from related companies	11.1	9,450,263	5,370,232
Inventory	8	151,319,709	131,363,000
Current tax assets	9.2	2,532,056	—
Total Current Assets		481,586,454	484,010,050

Non-Current Assets:
Other financial assets	5	97,362,295	74,259,085
Other non-financial assets	6.2	34,977,264	47,394,345
Trade and other receivables	7	1,270,697	2,395,851
Accounts receivable from related parties	11.1	74,340	156,492
Investments accounted for under the equity method	13.1	102,410,945	86,809,069
Intangible assets other than goodwill	14.1	668,822,553	663,272,878
Goodwill	14.2	117,229,173	93,598,217
Property, plant and equipment	10.1	710,770,968	659,750,499
Deferred income tax assets	9.5	—	3,212,981
Total Non-Current Assets		1,732,918,235	1,630,849,417
Total Assets		2,214,504,689	2,114,859,467

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
LIABILITIES AND EQUITY

LIABILITIES
Current Liabilities:
Other financial liabilities	15	56,114,977	67,981,405
Trade and other accounts payable	16	238,109,847	257,519,477
Accounts payable to related parties	11.2	45,827,859	33,961,437
Provisions	17	3,485,613	2,676,418
Income taxes payable	9.3	9,338,612	3,184,965
Employee benefits current provisions	12	33,210,979	35,955,643
Other non-financial liabilities	18	33,774,214	27,007,977
Total Current Liabilities		419,862,101	428,287,322

Other financial liabilities	15	716,563,778	675,767,201
Trade and other payables	16	735,665	1,132,926
Provisions	17	58,966,913	62,947,748
Deferred income tax liabilities	9.5	145,245,948	125,204,566
Post-employment benefit liabilities	12	9,415,541	8,286,355
Non-Current Liabilities:		930,927,845	873,338,796

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		462,221,463	335,523,254
Other reserves		110,854,089	185,049,228
Equity attributable to equity holders of the parent		843,813,126	791,310,056
Non-controlling interests		19,901,617	21,923,293
Total Equity		863,714,743	813,233,349
Total Liabilities and Equity		2,214,504,689	2,114,859,467

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the periods ended December 31, 2018 and 2017

		01.01.2018	01.01.2017
	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
Net sales		1,672,915,799	1,848,878,619
Cost of sales	23	(968,027,774)	(1,069,024,964)
Gross Profit		704,888,025	779,853,655
Other income	24	2,609,168	550,834
Distribution expenses	23	(165,775,484)	(192,927,875)
Administrative expenses	23	(313,742,853)	(348,199,321)
Other expenses	25	(16,057,763)	(16,701,471)
Other (loss) gains	27	(2,707,859)	(2,537,269)
Financial income	26	3,940,244	11,194,375
Financial expenses	26	(55,014,660)	(55,220,369)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	1,411,179	(80,360)
Foreign exchange differences		(1,449,256)	(1,370,910)
Income by indexation units		(5,085,140)	(3,762,930)
Net income before income taxes		153,015,601	170,798,359
Income tax expense	9.4	(55,564,855)	(51,797,634)
Net income		97,450,746	119,000,725

Net income attributable to
Equity holders of the parent		96,603,371	117,835,790
Non-controlling interests		847,375	1,164,935
Net income		97,450,746	119,000,725

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	19.5	97.20	118.56
Earnings per Series B Share	19.5	106.92	130.42

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the periods ended December 31, 2018 and 2017

	01.01.2018	01.01.2017
	12.31.2018	12.31.2017
	ThCh$	ThCh$
Net income	97,450,746	119,000,725

Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(64,463)	(329,477)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(72,455,525)	(68,831,435)
Gain (losses) from cash flow hedges	(13,151,841)	(813,844)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	16,184	84,017

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	2,476,204	232,666
Income tax related to cash flow hedges	2,554,551	167,348
Total other comprehensive income	(80,623,890)	(69,490,725)
Total comprehensive income	16,826,856	49,510,000

Equity holders of the parent	16,370,635	48,725,522
Non-controlling interests	456,221	784,478
Total comprehensive income	16,826,856	49,510,000

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity as of December 31, 2018 and 2017

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in accounting policies	—	—	—	—	—	—	79,499,736	79,499,736	—	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,085
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	96,603,371	96,603,371	847,375	97.450.746
Other comprehensive income	—	(69,596,956)	(10,597,290)	(38,490)	—	(80,232,736)	—	(80,232,736)	(391,154)	(80.623.890)
Total Comprehensive income	—	(69,596,956)	(10,597,290)	(38,490)	—	(80,232,736)	96,603,371	16,370,635	456,221	16.826.856
Dividends	—	—	—	—	—	—	(85,475,291)	(85,475,291)	(2,477,897)	(87,953,188)
Increase (decrease) from other changes			23,029	—	6,014,568	6,037597	36,070,393	42,107,990		42,107,990
Total changes in equity	—	(69,596,956)	(10,574,261)	(38,490)	6,014,568	(74,195,139)	47,198,473	(26,996,666)	(2,816,674)	(29,018,342)
Ending balance as of 12/31/2018	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,026	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	117,835,790	117,835,790	1,164,935	119,000,725
Other comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	—	(69,110,268)	(380,457)	(69,490,725)
Comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	117,835,790	48,725,522	784,878	49,510,000
Dividends	—	—	—	—	—	—	(78,021,048)	(78,021,048)	(425,630)	(78,446,678)
Total changes in equity	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	39,814,742	(29,295,526)	358,848	(28,936,678)
Ending balance as of 12/31/2017	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

as of December 31, 2018, and 2017

		01.01.2018	01.01.2017
	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities

Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,296,830,656	2,388,420,701
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,526,444,730)	(1,495,009,304)
Payments to and on behalf of employees		(199,460,816)	(221,146,637)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(267,827,342)	(333,155,023)
Dividend received		601,022	1,540,090
Interest payments		(41,353,013)	(53,103,434)
Interest received		3,545,313	8,240,023
Income tax payments		(29,904,176)	(40,654,077)
Other cash movements (tax on bank debits Argentina and others)		(707,552)	(7,171,991)
Cash flows provided by (used in) Operating Activities		235,279,362	247,960,348

Cash flows provided by (used in) Investing Activities
Investment in associates	13.2	(15,615,466)	(15,570,161)
Proceeds from sale of Property, plant and equipment		260,116	99,421
Purchase of Property, plant and equipment		(121,063,273)	(168,857,680)
Purchase of intangible		—	(11,923,449)
Proceeds from other long-term assets (term deposits over 90 days)		13,883,132	81,258,426
Purchase of other long-term assets (term deposits over 90 days)		—	(41,059,494)
Payments on forward, term, option and financial exchange agreements		6,403,152	1,374,638
Other payments on purchase of financial instruments		(1,953,309)	(14,153,111)
Net cash flows used in Investing Activities		(118,085,648)	(168,831,410)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		29,850,728	71,801,741
Loan payments		(44,234,859)	(52,146,995)
Financial lease liability payments		(2,395,966)	(4,745,884)
Dividend payments by the reporting entity		(87,535,698)	(74,968,175)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(10,319,483)	(18,286,457)
Net cash flows (used in) generated by Financing Activities		(114,635,278)	(78,345,770)

Net increase in cash and cash equivalents before exchange differences		2,558,436	783,168
Effects of exchange differences on cash and cash equivalents		3,574,340	(5,804,932)
Effects of inflation on cash and cash equivalents in Argentina		(4,836,279)	—
Net decrease in cash and cash equivalents		1,296,497	(5,021,764)
Cash and cash equivalents — beginning of year	4	136,242,116	141,263,880
Cash and cash equivalents - end of year	4	137,538,613	136,242,116

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereafter “Andina,” and together with its subsidiaries, the “Company”) is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company. The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, in the states of Rio de Janeiro, Espirito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. Regarding licenses for the territories in Chile, some are in the renewal process and others in October 2023. In Argentina they expire in 2022; in Brazil they are in the renewal process and in Paraguay they expire in 2020. Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company. These licenses are expected to be renewed under similar conditions on the date of expiration.

As of the date of this report, regarding Andina’s principal shareholders, the Controlling Group(1) holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, borough of Renca, Santiago, Chile.

(1) Controlling Group: Inversiones SH Seis Limitada , Inversiones Cabildo SpA, Inversiones Chucao Limitada, today Inversiones Lleuque Limitada , Inversiones Nueva Delta S.A. , Inversiones Nueva Delta Dos S.A. , Inversiones Las Gaviotas Dos Limitada, today Inversiones Playa Amarilla SpA , Inversiones Playa Negra Dos Limitada, today Inversiones Playa Negra SpA , Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada , Inversiones El Campanario Dos Limitada, today Inversiones El Campanario Limitada , Inversiones Los Robles Dos Limitada, today Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today Inversiones Las Niñas Dos SpA . For more information on the structure of the Controlling Group please refer to page 58 of Andina’s 2017 Annual Report, available at www.koandina.com

NOTE 2 -   BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1    Periods covered

These Consolidated Financial Statements encompass the following periods:

Statement of Financial Position: As of December 31, 2018 and 2017.

Income Statements by Function and Comprehensive Income: For the periods between January 1 and December 31, 2018 and 2017.

Statements of Changes in Equity:  Balance and movements between January 1 and December 31, 2018 and 2017.

Statements of Direct Cash Flows: For the periods between January 1 and December 31, 2018 and 2017.

2.2       Basis of preparation

The Company’s Consolidated Financial Statements for the periods ended December 31, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Financial Statements are presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments and derivative financial instruments and have been prepared, based on accounting records kept by the Parent Company and by other entities forming part thereof.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries, which were approved by the Board of Directors on February 28, 2019.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries). Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating and adjusting intercompany transactions of the following entities:

		Holding control (percentage)
		12-31-2018			12-31-2017
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2       Investments in associates

Associates are all entities over which the Group exercises significant influence but does not have control, the results of these associates are accounted for using the equity method.

Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.4           Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5             Functional currency and presentation currency

2.5.1       Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency

Andina Empaques Argentina	Argentine Peso
Embotelladora del Atlántico	Argentine Peso
Embotelladora Andina	Chilean Peso
Paraguay Refrescos	Guaraní
Rio de Janeiro Refrescos	Reales

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

Functional currency in hyperinflationary economies

According to the criteria established in the International Accounting Standard No. 29 Financial information in Hyperinflationary Economies, as of July 2018, Argentina’s economy is considered to be hyperinflationary. This determination was carried out on the basis of a series of qualitative and quantitative criteria, among which the presence of an accumulated inflation rate of more than 100% for three years stands out. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentinean peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were re-expressed since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the group made its transition to IFRS on 1 January 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our subsidiaries in Argentina were converted to the closing exchange rate (AR/CLP) as of December 31, 2018, in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy. Previously, the results of the Argentinean subsidiaries were converted to the average exchange rate of the period, as is the case for the conversion of the results of the rest of the subsidiaries operating in other countries whose economies are not considered hyperinflationary.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the re-expression of periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to December 2018 and 2017 amounted to 47.6% and 24.8%, respectively.

The first time adoption of IAS 29 resulted in a positive adjustment in the accumulated results of Embotelladora Andina S.A., for Th$79,499,736 (net of taxes) as of January 1, 2018. On the other hand, during 2018, the adoption of this standard generated earnings by the re-expression of balance sheet accounts for Th$8,516,369, which is recognized in the consolidated income statement under “Income by readjustment units”. In addition, since the Argentinean economy was declared as hyperinflationary, a net loss effect was recorded for Th$15,743,592 in the fiscal year’s income, generated by inflation adjustment and translation at the closing exchange rate at December 31, 2018.

2.5.2       Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.                  Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•                  The balance sheet is translated to the closing exchange rate at the balance sheet date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•                  Cash flow income statement are also translated at average exchange rates for each transaction.

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

b.              Conversion of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements measured in their functional currency, with inflation adjustments since they correspond to a hyperinflationary economy, are translated to the presentation currency as follows:

•                  The balance sheet is translated at the closing exchange rate at the balance sheet date;

•                  Results are translated at the closing exchange rate at the balance sheet date

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

c.                   Comparative figures

According to the IAS, figures of previous years are not adjusted or re-expressed when the presentation currency is that of a non-hyperinflationary economy, as is the case of the Chilean peso, thus, financial statements of previous years are not amended.

2.5.3       Exchange rates and value of the UF

	Exchange rate to the Chilean Peso
Date	US$ dollar	R$ Brazi lian Real	A$ Argent ine Peso	UF Unidad de Fomento	G$ Paragua yan Guaraní	€ Euro
12.31.2018	694.77	179.30	18.43	27,565.79	0.117	794.75
12.31.2017	614.75	185.84	32.96	26,798.14	0.110	739.15

2.6          Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate.

If there are items available for sale and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7             Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2         Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions. They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8          Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9          Financial assets

Pursuant to IFRS 9, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at fair value with changes in P&L (FVPL), amortized cost or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: The Group’s business model for managing assets; and if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The new classification and measurement of the Group’s financial assets is as follows:

•                  Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

•                  Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

•                  Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

•                  Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

The Group’s financial liabilities accounting, to a large extent continues to be same as the one set forth in IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires that assets for contingent services be treated as financial instruments measured at fair value, with changes in fair value recognized in P&L.

Pursuant to IFRS 9, implicit derivatives are no longer separated from a principal financial asset. Financial assets, however, are classified according to contractual terms and the Group’s business model.

2.10           Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1        Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2        Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2018 and  2017, the Company had no implicit derivatives.

Fair value hierarchy

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:	Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18           Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of Property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases that are capitalized at the inception of the lease of the item of Property, plant and equipment at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19           Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers. Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20                                Revenue recognition

Pursuant to IFRS 15, Revenues are recognized on the physical delivery of products to customers and no kind of contract exists granting additional rights to clients that can be unilaterally enforced.

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities. These revenues are transferred and are presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes said Revenues when they can be reliably valued, and when it is probable that the future economic benefits will flow to the Company.

2.21        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.23                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3       Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on the restated valued of expected credit losses pursuant to IFRS 9.

2.23.4       Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5       Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1       New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Standards, Interpretations and Amendments	Mandatory Application Date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IAS 28	Investments in Associates and Joint Ventures— decision to measure participation in associates and joint ventures at fair value with changes in results	January 1, 2018

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement for the annual periods beginning on or after January 1, 2018, this standard includes new requirements based on classification, measurement, impairment and hedge accounting principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting.

The adoption of the aforementioned standards, interpretations and amendments do not have a significant impact on the Company’s Consolidated Financial Statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, is a joint project with FASB to eliminate differences upon revenue recognition between IFRS and US GAAP, which was issued in May 2014, it is applicable to all customer contracts, it replaces IAS 11 construction contracts, IAS 18 revenues and related interpretations, and applies to all revenues arising from customer contracts, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for revenues from contracts with customers, this model will facilitate the comparability of companies from different industries and regions. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transfer of control of goods or the provision of services to a customer.

The standard requires that the entities apply more judgment, taking into consideration all relevant facts and circumstances when applying each step of the model to the contracts with its customers. The standard also specifies the accounting for incremental costs arising from obtaining a contract and the costs directly related to the fulfillment of a contract.

With regards to the reporting segment of Embotelladora Andina, revenue channels are mainly related to the sale of finished product and the delivery of promotional products, which are currently being recognized in the statement of income when the Company transfers these products to the customers. These revenue channels are supported by contracts with different retailers through traditional and modern channels, in which prices with such customers are constantly negotiated due to the high turnover of the Company’s products and in order to remain competitive in the market.

The adoption of the aforementioned standards, interpretations and amendments do not have a significant impact on the Company’s Consolidated Financial Statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from a payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s Consolidated Financial Statements.

IAS 28 “Investments in associates and joint ventures - decision to measure participation in associates and joint ventures at fair value with changes in results”

The amendment clarifies that an entity that is a venture capital organization, or another qualifying entity, can choose in the initial recognition to assess its investments in associates and joint ventures at fair value with changes in results. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to keep the measurement at fair value applied by its associate. The amendment must be applied retrospectively.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s Consolidated Financial Statements.

2.24.2    New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases.

IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for most of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts.

Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. The Revised Conceptual Framework becomes effective for periods ending on or after January 1, 2020.

The Company will assess the impact of these new definitions.

	Amendments and Improvements	Mandatory application date
IFRS 3	Business Combinations	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Investments in Associates	January 1, 2019
IAS 19	Employee Benefits — Amendment, reduction or liquidation of the plan	January 1, 2019
IFRS 10 and IAS 28	Consolidated Financial Statements — sale or contribution of assets between an investor and its associate or joint venture	To be defined

IFRS 3 “Business Combinations”

The amendments clarify that when an entity gets control of an entity that is a joint venture, the requirements for a phased business combination are applicable, including the interests previously held on the assets and liabilities of a joint venture presented at fair value. The amendments must apply to business combinations made after January 1, 2019. Early application is allowed.

The entity will perform an assessment of the impact of the improvement once it becomes effective.

IFRS 9 “Financial Instruments — Payments with negative compensation”

A debt instrument can be measured at amortized cost, cost or at fair value through another comprehensive result, provided that the contractual cash flows are only principal and interest payments on the outstanding principal capital and the instrument is carried out within the business model for that classification. Amendments to IFRS 9 aim to clarify that a financial asset meets the criterion of only principal plus interest payments regardless of the event or circumstance that causes the anticipated termination of the contract or of which party pays or receives reasonable compensation for early termination of the contract.

Amendments to IFRS 9 shall apply when prepayment is approximate to unpaid capital and interest amounts in such a way as to reflect the change in reference interest rate. This implies that prepayments at fair value or for an amount including the fair value of the cost of an associated hedging instrument will normally satisfy the criterion only principal payments plus interest only if other elements of the change in fair value, such as the effects of credit risk or liquidity are not representative. Application begins January 1, 2019 and will be retrospectively performed with early adoption allowed.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 11 “Joint Arrangements”

The amendment affects joint arrangements on interests previously held in a joint operation. A participating party, but that does not have the joint control of a joint operation could gain control if the joint operation activity constitutes a business as defined by IFRS 3. The amendments clarify that the interests previously maintained in that joint operation are not re-measured at the time of the operation. The amendments shall apply to transactions in which the joint control is acquired after January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 12 “Income Taxes”

The amendments clarify that the income tax on dividends generated by financial instruments classified as equity are more directly linked to past transactions or events that generated distribution of profits than distribution to the owners. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, according to where the entity originally recognized those transactions or past events. The amendments shall apply to dividends recognized after January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 23 “Borrowing Costs”

The amendments clarify that an entity treats any indebtedness originally made to develop a qualified asset as a general loan when substantially all the activities necessary to culminate that asset for use or sale are complete. Amendments should be applied beginning January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 Investments in Associates

The amendments clarify that an entity applies IFRS 9 Financial Instruments for long-term investments in associates or joint ventures for those investments that do not apply the equity method but which, in substance, is part of the net investment in the associate or joint venture. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions, and shall become effective beginning January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 19   Employee Benefits — Amendment, reduction or liquidation of the plan

Amendments to IAS 19 address accounting when the plan is amended, reduced or liquidated during a reporting period.

The amendments specify that when a plan has been amended, reduced or liquidated during the annual reporting period, the entity must:

•                  Determine the current cost of services for the remainder of the period following the amendment, reduction or liquidation of the plan, using the actuarial assumptions used to re-measure the liability (asset) for net defined benefits, reflecting the benefits offered under the plan and the assets of the plan after that event.

•                  Determine the net interest for the remainder of the period after the amendment, reduction or liquidation of the plan using: net liabilities (assets), for defined benefits that reflect the benefits offered under the plan and the assets of the plan after that event; and the discount rate used to re-measure net liabilities (assets) for defined benefits.

The amendments clarify that an entity first determines any past service costs, or a gain or loss in liquidation, without considering the asset ceiling effect. This amount is recognized under income. An entity then determines the asset ceiling effect after the plan is amended, reduced, or liquidated. Any change in that effect, excluding the amounts included in net interest, is recognized under other comprehensive income.

This clarification states that entities may have to recognize a past service cost, or a result in liquidation that reduces a surplus that was not recognized before. Changes to the asset ceiling effect are not offset by those amounts.

The amendments apply to amendments, reductions or liquidations of the plan occurring at or after the commencement of the first annual reporting period beginning on or after January 1, 2019. Early application is permitted, which must be disclosed.

The entity will evaluate the impact of the amendment once it becomes effective.

IFRS 3 Business Combinations — Defining business

The IASB issued amendments regarding the definition of a business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment as to whether market participants are able to replace any missing items, includes guidance to help entities evaluate whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

The amendments must apply to business combinations or asset acquisitions occurring on or after the commencement of the first annual reporting period commencing on or after January 1, 2020. Consequently, entities do not have to revise those transactions that occurred in previous periods. Early adoption is permitted and must be disclosed.

Given that amendments are prospectively applied to transactions or other events occurring on or after the date of first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider acquiring a set of activities and assets after applying the amendments must first of all update their accounting policies in a timely manner.

The amendments could also be relevant in other areas of IFRS (for example, that may be relevant when a controller loses control of a subsidiary and has early adopted the sale or contribution of assets between an investor and its associate or business combination) (Amendments to IFRS 10 and IAS 28).

The entity will carry out an assessment of the impact of the amendment once it becomes effective.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors- Definition of material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” in all standards and to clarify certain aspects of the definition. The new definition states that information is material if omitting it, erroneously declaring it, or hiding it could reasonably be expected to influence decisions that primary users of general-purpose financial statements take based on those financial statements, which provide financial information about a specific reporting entity.

The amendments must be applied prospectively. Early adoption is permitted and must be disclosed.

Although amendments to the definition of material are not expected to have a significant impact on an entity’s financial statements, the introduction of the term “hide” in the definition could impact the way in which materiality judgments are made in the practice, elevating the importance of how information is communicated and organized in the financial statements.

The entity will carry out an assessment of the impact of the amendment once it becomes effective.

IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associates and Joint Ventures — sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of assets between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these amendments is to be determined since IASB is waiting for the results of its research project on accounting using the equity method. These amendments must be applied retrospectively, and early adoption is permitted, which must be disclosed.

The Company will assess the impact of the amendment once it becomes effective.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and income managed and paid by the Corporate Office in Chile, which would also be substantially incurred, independent to the existence of foreign subsidiaries, are assigned to the operation in Chile to the soft drinks segment.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2018	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	570,939,102	413,560,523	540,509,549	149,588,252	(1,681,627)	1,672,915,799
Cost of sales	(336,719,937)	(214,647,052)	(329,529,112)	(88,813,300)	1,681,627	(968,027,774)
Distribution expenses	(55,798,363)	(62,899,574)	(38,835,833)	(8,241,714)		(165,775,484)
Administrative expenses	(109,373,432)	(93,149,904)	(88,809,386)	(22,410,131)		(313,742,853)
Finance income	1,744,821	(44,030)	2,019,489	219,964	—	3,940,244
Finance expense	(23,772,554)	(133,822)	(31,108,284)	—	—	(55,014,660)
Interest expense, net*	(22,027,733)	(177,852)	(29,088,795)	219,964	—	(51,074,416)
Share of the entity in income of associates	298,359	—	1,112,820	—	—	1,411,179
Income tax expense	(22,000,539)	(18,874,454)	(10,088,988)	(4,600,874)	—	(55,564,855)
Other income (loss)	(11,540,167)	(2,639,386)	(8,399,463)	(111,834)	—	(22,690,850)
Net income of the segment reported	13,777,290	21,172,301	36,870,792	25,630,363	—	97,450,746

Depreciation and amortization	42,353,664	20,474,446	26,830,835	9,935,501	—	99,594,446

Current assets	228,108,768	80,908,212	148,356,724	37,309,706	—	494,683,410
Non-current assets	644,395,166	160,587,931	666,086,391	248,751,791	—	1,719,821,279
Segment assets, total	872,503,934	241,496,143	814,443,115	286,061,497	—	2,214,504,689

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,136,065	—	52,274,880	—	—	102,410,945
Capital expenditures and other	67,709,231	28,702,138	32,536,213	9,684,466	—	138,632,048

Current liabilities	186,831,021	83,013,418	128,146,943	21,870,719	—	419,862,101
Non-current liabilities	477,319,648	17,066,746	420,218,066	16,323,385	—	930,927,845
Segment liabilities, total	664,150,669	100,080,164	548,365,009	38,194,104	—	1,350,789,916

Cash flows provided by in Operating Activities	150,035,425	28,899,457	44,949,860	11,394,620	—	235,279,362
Cash flows (used in) provided by Investing Activities	(47,164,236)	(28,700,733)	(32,536,213)	(9,684,466)	—	(118,085,648)
Cash flows (used in) provided by Financing Activities	(98,560,576)	(10,644,812)	(5,099,823)	(330,067)	—	(114,635,278)

(*)         Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	551,873,458	553,788,059	603,897,747	141,277,230	(1,957,875)	1,848,878,619
Cost of sales	(328,579,003)	(294,370,581)	(362,686,353)	(85,346,902)	1,957,875	(1,069,024,964)
Distribution expenses	(54,777,094)	(87,032,428)	(43,483,958)	(7,634,395)	—	(192,927,875)
Administrative expenses	(110,969,260)	(106,504,163)	(109,095,660)	(21,630,238)	—	(348,199,321)
Finance income	19,057,630	2,116,590	6,575,528	257,906	(16,813,279)	11,194,375
Finance expense	(32,594,796)	(4,663,527)	(34,767,713)	(7,612)	16,813,279	(55,220,369)
Interest expense, net*	(13,537,166)	(2,546,937)	(28,192,185)	250,294	—	(44,025,994)
Share of the entity in income of associates	246,084	(243)	(326,201)	—	—	(80,360)
Income tax expense	(16,871,257)	(17,683,875)	(13,719,506)	(3,522,996)	—	(51,797,634)
Other income (loss)	(11,312,509)	(10,441,173)	(1,855,039)	(213,025)	—	(23,821,746)
Net income of the segment reported	16,073,253	35,208,659	44,538,845	23,179,968	—	119,000,725

Depreciation and amortization	42,688,326	17,648,018	27,879,514	10,948,033	—	99,163,891

Current assets	223,245,173	97,529,488	132,815,545	30,419,844	—	484,010,050
Non-current assets	636,482,010	96,532,150	663,556,969	234,278,288	—	1,630,849,417
Segment assets, total	859,727,183	194,061,638	796,372,514	264,698,132	—	2,114,859,467

Carrying amount in associates and joint ventures accounted for using the equity method, total	33,789,538	—	53,019,531	—	—	86,809,069
Capital expenditures and other	64,480,973	40,347,989	91,198,657	14,476,783	—	210,504,402

Current liabilities	169,508,083	105,886,744	135,595,156	17,297,339	—	428,287,322
Non-current liabilities	463,997,113	1,368,167	393,125,740	14,847,776	—	873,338,796
Segment liabilities, total	633,505,196	107,254,911	528,720,896	32,145,115	—	1,301,626,118

Cash flows provided by Operating Activities	79,451,122	38,904,028	98,783,329	30,821,869	—	247,960,348
Cash flows (used in) provided by Investing Activities	(49,677,671)	(40,344,994)	(64,331,960)	(14,476,785)	—	(168,831,410)
Cash flows (used in) provided by Financing Activities	(91,800,089)	16,891,759	(3,437,440)	—	—	(78,345,770)

(*)         Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
By item
Cash	2,907,276	139,835
Bank balances	46,425,927	29,234,531
Time deposits	1,500,315	10,616,688
Mutual funds	86,705,095	96,251,062
Total cash and cash equivalents	137,538,613	136,242,116

	ThCh$	ThCh$
By currency
Dollar	5,917,041	6,973,298
Euro	51,401	17,245
Argentine Peso	6,726,906	19,681,449
Chilean Peso	86,121,695	80,985,719
Paraguayan Guaraní	10,680,600	6,804,997
Brazilian Real	28,040,970	21,779,408
Total cash and cash equivalents	137,538,613	136,242,116

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	12.31.2018	12.31.2017
			ThCh$	%	ThCh$	ThCh$
12-29-2017	Banco Santander	Chilean pesos	7,500,000	2.52%	—	7,516,275
12-29-2017	Banco Santander	Chilean pesos	2,700,000	2.40%	—	2,700,360
12-29-2017	Banco Santander	Chilean pesos	400,000	2.40%	—	400,053
12-28-2018	Banco Santander	Chilean pesos	700,000	2.52%	700,147
12-28-2018	Banco Santander	Chilean pesos	800,000	2.52%	800,168
Total					1,500,315	10,616,688

4.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2018	12.31.2017
	ThCh$	ThCh$

Western Asset Institutional Cash Reserves - USA	15,214,062	3,740,526
Fondo mutuo Banco Chile BTG	13,090,507	5,823,608
Fondo mutuo Larrain Vial - Chile	13,082,767	6,349,486
Fondo mutuo Itaú - Brasil	8,579,254	4,922,923
Fondo mutuo Banco Security - Chile	7,667,585	14,242,343
Fondo mutuo Scotiabank - Chile	7,528,086	5,878,523
Fondo mutuo Santander - Brazil	7,177,468	4,748,368
Fondo mutuo Votorantim	5,630,641	—
Fondo mutuo BCI - Chile	4,804,238	—
Fondo Fima Premium B - Argentina	2,952,316	1,495,556
Fondo mutuo Banco Estado - Chile	—	9,002,000
Fondo mutuo Bradesco - Brazil	978,171	5,046,882
Fondo Fima Ahorro Plus C - Argentina	—	8,275,073
Fondo Fima Ahorro Pesos C - Argentina	—	8,308,664
Fondo mutuo Corporativo Banchile - Chile	—	17,645,940
Citi Institutional Liquid Reserves Limited (CGAM)	—	771,170
Total	86,705,095	96,251,062

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents. They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	12.31.2018	12.31.2017
				ThCh$	%
03-15-2018	03-15-2019	Votorantim	Brazilian reais	12,729	8.82%	14,040	—
08-09-2017	02-12-2018	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	—	7,082,167
09-25-2017	02-26-2018	BCI	Unidad de fomento	1,500,000	1.36%	—	1,516,454
09-25-2017	05-28-2018	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	—	5,049,376
06-13-2017	03-15-2018	Votorantim	Brazilian reais	20,013	8.82%	—	21,145
						14,040	13,669,142

a.2 Rights in Forward Contracts

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Rights in Forward Contracts — Forwards (see details in Note 20)	669,527	469,019
Total other Financial Assets, current	683,567	14,138,161

b)             Non-current

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Rights in forward contracts (see note 20)	87,446,662	61,898,833
Rights in AdeS(1) manufacturing companies	13,475,279	14,153,111
Increase (decrease) in foreign currency exchange(2)	(3,559,646)	(1,792,859)
Total	97,362,295	74,259,085

(1)                       On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the “AdeS” business and commercialize said products in all its franchise territories,  As a result, the operation materialized on March 28, 2017, and pursuant to the agreements, implied a disbursement of US$39 million, ThCh$14,153,111 were allocated to the purchase of rights in the manufacturing company “AdeS” and ThCh$11,923,449 were allocated to distribution rights of the “AdeS” products.  The rights in the acquired companies are distributed as follows:

•                      Purchase of 13.0% interest in the Argentine company Alimentos de Soya S.A. for ThCh$9,661,283.

•                      Purchase of 8.5% interest in the Brazilian company UBI 3 Participações Ltda. for ThCh$4,491,828.

(2)                       Effects of adopting IAS 29 are included herein

NOTE 6 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                          Other current, non-financial assets

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Prepaid expenses	4,967,255	4,839,465
Tax credit remainder	18,022	169,120
Guarantee deposit (Argentine)	3,013	6,608
Other current assets	960,633	596,668
Total	5,948,923	5,611,861

Note 6.2   Other non-current, non-financial assets

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Advance payment to suppliers of property, plant & equipment (1)	—	24,269,901
Judicial deposits (see note 21.2)	18,590,597	18,393,546
Fiscal credits	13,222,720	2,287,051
Prepaid expenses	810,662	1,113,154
Others	2,253,285	1,330,693
Total	34,977,264	47,394,345

(1)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2018			12.31.2017
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	150,933,965	(3,205,749)	147,728,216	157,926,958	(3,521,734)	154,405,224
Other current debtors	19,552,539	(2,830,299)	16,722,240	31,015,390	(2,825,453)	28,189,937
Current commercial debtors	170,486,504	(6,036,048)	164,450,456	188,942,348	(6,347,187)	182,595,161
Prepayments suppliers	8,672,820	—	8,672,820	8,057,544	—	8,057,544
Other current accounts receivable	1,252,207	(262,160)	990,047	778,901	(146,926)	631,975

Commercial debtors and other current accounts receivable	180,411,531	(6,298,208)	174,113,323	197,778,793	(6,494,113)	191,284,680

Non-current accounts receivable
Trade debtors	66,510	—	66,510	58,336	—	58,336
Other non-current debtors	1,204,187	—	1,204,187	2,335,322	—	2,335,322
Other non-current accounts receivable	—	—	—	2,193	—	2,193
Non-current accounts receivable	1,270,697	—	1,270,697	2,395,851	—	2,395,851
Trade and other receivables	181,682,228	(6,298,208)	175,384,020	200,174,644	(6,494,113)	193,680,531

Stratification of portfolio current and non-current debtors from credit operations

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	144,172,500	151,275,377
31 and 60 days	1,815,954	908,980
61 and 90 days	250,560	1,050,476
91 and 120 days	148,622	331,740
121 and 150 days	310,986	709,400
151 and 180 days	141,434	62,834
181 and 210 days	674,676	82,863
211 and 250 days	176,333	538,081
More than 250 days	3,309,410	3,025,543
Total	151,000,475	157,985,294

The Company has an approximate number of 268,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,000 in Chile, 86,000 in Brazil, 55,000 in Argentina and 57,000 in Paraguay.

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Current commercial debtors	150,933,965	157,926,958
Non-current commercial debtors	66,510	58,336
Total	151,000,475	157,985,294

The movement in the allowance for doubtful accounts is presented below:

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	6,494,113	6,697,156
Bad debt expense	1,629,761	2,004,958
Provision application	(1,257,591)	(1,708,602)
Change due to foreign exchange differences	(568,075)	(499,399)
Movement	(195,905)	(203,043)
Ending balance	6,298,208	6,494,113

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Raw materials (1)	86,102,495	78,216,172
Finished goods	37,213,848	32,097,377
Spare parts and supplies	28,777,180	19,774,056
Work in progress	780,324	676,609
Other inventories	1,049,165	4,134,237
Obsolescence provision (2)	(2,603,303)	(3,535,451)
Total	151,319,709	131,363,000

The cost of inventory recognized as cost of sales as of December 31, 2018 and 2017, is ThCh$968,027,774 and ThCh$1,069,024,964, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1                              Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2                              Current tax assets

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Tax credits (*)	2,532,056	—
Total	2,532,056	—

(*) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

9.3                              Current tax liabilities

Current tax payable are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Income tax expense	9,338,612	3,184,965
Total	9,338,612	3,184,965

9.4                     Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	12.31.2018	12.31.2018
	ThCh$	ThCh$

Current income tax expense	38,313,980	40,183,261
Current tax adjustment previous period	312,403	137,455
Withholding tax expense foreign subsidiaries	7,364,213	6,730,031
Other current tax expense (income)	474,105	(5,733)
Current income tax expense	46,464,701	47,045,014
Income (expense) for the creation and reversal of current tax difference(*)	9,100,154	4,752,620
Expense (income) for deferred taxes	9,100,154	4,752,620
Total income tax expense	55,564,855	51,797,634

(*) Includes IAS 29 effect, due to inflation in Argentina

9.5          Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2018		12.31.2017
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,420,447	46,181,359	5,978,377	47,179,903
Obsolescence provision	910,076	112,359	2,215,341	200,979
Employee benefits	5,169,161	131,829	5,391,796	—
Post-employment benefits	90,941	1,014,354	61,155	1,020,522
Tax loss carried-forwards (1)	9,137,392	—	10,056,534	—
Tax Goodwill Brazil	18,836,838	—	23,195,957	—
Contingency provision	26,796,262	—	31,177,351	—
Foreign exchange differences (2)	13,083,953	—	7,631,498	—
Allowance for doubtful accounts	1,262,977	—	1,155,542	—
Coca-Cola incentives (Argentina)	352,061	—	451,790	—
Assets and liabilities for placement of bonds	—	1,327,727	—	1,297,000
Lease liabilities	1,328,320	—	1,083,010	—
Inventories	347,470	—	350,746	—
Distribution rights	—	173,273,994	—	163,850,599
Others		5,940,224	3,729,093	920,772
Subtotal	82,735,898	227,981,846	92,478,190	214,469,775
Total liabilities net	—	145,245,948	3,212,981	125,204,566

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred. This item also includes the effects of the differences generated in the appraisal of forward contracts.

9.6             Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance	121,991,585	125,608,802
Increase (decrease) in deferred tax	11,303,016	(3,417,011)
Increase (decrease) due to foreign currency translation(*)	(11,951,347)	(200,206)
Movements	23,254,363	(3,617,217)
Ending balance	145,245,948	121,991,585

(*) Includes IAS 29 effect, due to inflation in Argentina

9.7             Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	12.31.2018	12.31.2017
	ThCh$	ThCh$
Current income taxes
Foreign	(24,442,984)	(30,258,395)
Domestic	(22,021,717)	(16,786,619)
Current income tax expense	(46,464,701)	(47,045,014)

Deferred income taxes
Foreign	(9,121,332)	(4,667,982)
Domestic	21,178	(84,638)
Deferred income tax expense	(9,100,154)	(4,752,620)
Income tax expense	(55,564,855)	(51,797,634)

9.8             Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2018	12.31.2017
	ThCh$	ThCh$
Net income before taxes	153,606,681	170,798,359
Tax expense at legal rate (27.0%)	(41,544,270)	—
Tax expense at legal rate (25.5%)	—	(43,553,581)
Effect of a different tax rate in other jurisdictions	967,671	(4,971,103)

Permanent differences:
Non-taxable revenues	12,752,599	9,645,068
Non-deductible expenses	(11,141,237)	(4,020,729)
Tax effect on excess tax provision prior periods	(295,632)	125,021
Effect of tax restatement Chilean companies	2,566,163	(1,465,753)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(18,870,149)	(7,556,557)
Adjustments to tax expense	(14,988,256)	(3,272,950)

Tax expense at effective rate	(55,564,855)	(51,797,634)
Effective rate	36.2%	30.6%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2018	2017
Chile	27.0%	25.5%
Brazil	34.0%	34.0%
Argentina	30.0%	35.0%
Paraguay	10.0%	10.0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	26,048,670	84,118,716	—	—	26,048,670	84,118,716
Land	100,479,196	96,990,155	—	—	100,479,196	96,990,155
Buildings	371,279,937	222,101,850	(157,119,586)	(59,716,002)	214,160,351	162,385,848
Plant and equipment	623,568,795	431,876,945	(416,164,810)	(276,043,865)	207,403,985	155,833,080
Information technology	22,752,205	20,697,750	(17,567,484)	(16,070,425)	5,184,721	4,627,325
Fixed facilities and accessories	43.717.907	32,990,387	(22,660,738)	(13,400,510)	21,057,169	19,589,877
Vehicles	53,682,179	52,587,886	(31,883,578)	(23,324,621)	21,798,601	29,263,265
Leasehold improvements	144,914	115,768	(112,737)	(108,353)	32,177	7,415
Other Property, plant and equipment (1)	438,350,022	395,823,718	(323,743,924)	(288,888,900)	114,606,098	106,934,818
Total	1,680,023,825	1,337,303,175	(969,252,857)	(677,552,676)	710,770,968	659,750,499

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	12.31.2018	12.31.2017
	ThCh$	ThCh$

Bottles	51,522,834	51,876,569
Marketing and promotional assets	45,739,948	42,798,282
Other Property, plant and equipment	17,343,316	12,259,967
Total	114,606,098	106,934,818

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.

Paraguay              : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	—	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,854,309
Disposals	—	(5,465)	(209,713)	(1,002,133)	—	—	(203,036)	—	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	—	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	—
Depreciation expense	—	—	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,196)	(97,622,630)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,934,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1)         Mainly correspond to effects of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	(4,161)	1,512,162	13,529	44,451,636	147,934,167
Disposals	—	—	(300,079)	(700,973)	(1,062,530)	—	(173,190)	—	(790,242)	(3,027,014)
Transfers between items of Property, plant and equipment	(41,957,409)	—	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	—	8,321,516	—
Depreciation expense	—	—	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	—	(92,521)	(6,591,937)	(1,827)	—	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 – RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	4,344,082	4,220,936
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	2,175,934	—
Foreign	Coca Cola de Argentina	Director related	Argentina	Argentinean pesos	1,684,357	—
Foreign	UBI 3 (Ades)	Shareholder related	Argentina	Argentinean pesos	455,823
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Argentinean pesos	371,712	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Chilean pesos	228,387	303,866
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	161,460	—
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	U.S. Dollars	26,557	16,674
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	Chilean pesos	1,951	—
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Chile	Argentinean pesos	—	181,414
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	—	647,342

Total					9,450,263	5,370,232

11.1.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean pesos	74,340	156,492
Total					74,340	156,492

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	21,286,933	12,458,055
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Brazilian real	8,681,099	15,891,797
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,702,194	2,807,572
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentinean pesos	5,479,714	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	3,132,515	2,539,052
Foreign	Monster	Shareholder related	Brazil	Brazilian real	664,565	—
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	649,046	—
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Chilean pesos	139,468	193,685
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	92,325	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Argentinean pesos	—	71,276
Total					45,827,859	33,961,437

11.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2018
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	149,933,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,508,010
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	1,156,744
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	14,319,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	18,914,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	107,859
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	1,593,798
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	Pesos chilenos	4,096,502
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	3,981,631
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	41,933,095
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,570,315
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Pesos chilenos	1,007,382
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	91,685
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	95,449,139
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Brazilian real	7,641,736
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	98,947,407
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	5,727,498
Foreign	KIAK Participaciones	Subsidiary	Brazil	Purchase of concentrate and marketing recovery	U.S. dollar	42,292
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	357,286
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	698,090
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1,391,110
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	86,994
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	1,623,794
96.633.550-5	Sinea S.A.	Ownership held by an officer’s uncle	Chile	Purchase of raw materials	Chilean pesos	581,508

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	140,609,445
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1,823,190
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,989,115
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2,163,225
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	20,865,624
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	12,617,540
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	477,188
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	357,456
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14,944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2,960,894
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2,942,690
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,561,124
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,650,329
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1,676,013
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	90,032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	312,231
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	196,738,018
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	5,099,040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	272,541,272
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	12,584,231
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	6,614
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	104,103
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	7,147,534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	574.881
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	652.588
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1.444.162
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	317.565
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	538.546

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Executive wages, salaries and benefits	6,056,337	6,454,846
Director allowances	1,495,123	1,513,100
Accrued benefit last five years and paid during the fiscal year	242,907	334,477
Contract termination benefit	51,534	—
Total	7,845,901	8,302,423

NOTE 12 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Accrued vacations	19,536,809	20,769,275
Employee remuneration payable	13,674,170	15,186,368
Indemnities for years of service	9,415,541	8,286,355
Total	42,626,520	44,241,998

	ThCh$	ThCh$
Current	33,210,979	35,955,643
Non-current	9,415,541	8,286,355
Total	42,626,520	44,241,998

12.1                       Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	8,286,355	8,157,745
Service costs	957,593	1,727,905
Interest costs	565,167	300,755
Net actuarial losses	271,045	(530,059)
Benefits paid	(664,619)	(1,369,991)
Total	9,415,541	8,286,355

12.1.1                       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2018	12.31.2017

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

12.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Wages and salaries	195,162,903	215,715,214
Employee benefits	50,254,164	50,127,117
Severance and post-employment benefits	5,535,410	7,410,936
Other personnel expenses	16,014,364	14,205,259
Total	266,966,841	287,458,526

12.3                                 Number of Employees

	12.31.2018	12.31.2017

Number of employees	16,098	15,924

Number of average employees	15,364	15,784

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                                              Balances

Investments in associates using equity method of accounting are detailed as follows:

Taxpayer		Country of	Functional	Carrying Value		Percentage interest
ID	Name	Incorporation	Currency	12.31.2018	12.31.2017	12.31.2018	12.31.2017
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,743,604	18,528,567	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	21,727,894	22,163,333	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,228,256	1,228,350	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	94,706	189,290	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	22,979,029	23,079,130	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,244,839	6,359,428	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean peso	31,392,617	15,260,971	35.00%	35.00%
Total				102,410,945	86,809,069

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance	86,809,069	77,197,781
Other investment increases in associates (Capital contributions to Leão Alimentos e Bebidas Ltda. and Coca-Cola del Valle New Ventures S.A.)	15.615.466	15,570,161
Dividends received	(403,414)	(1,540,090)
Share in operating income	2,194,144	932,340
Unrealized income	85,268	85,268
Increase (Decrease) due to foreign currency translation differences	(1,889,588)	(5,436,391)
Ending Balance	102,410,945	86,809,069

The main movements for the fiscal years ended December 31, 2018 and 2017, are the following:

•             During fiscal years 2018 and 2017, Embotelladora Andina S.A. made capital contributions in Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$15,615,466 and ThCh$10,185,000.

•             During fiscal years 2018 and 2017, Envases CMF S.A., agreed to distribute dividends in the amount of thCh$403,414 and ThCh$1,540,090, respectively. Embotelladora Andina S.A. participates in those dividends pursuant to its ownership interest.

•             During fiscal years 2018 and 2017 Sorocaba Refrescos S.A. did not distribute dividends.

•             During fiscal year 2017, Leão Alimentos e Bebidas Ltda. carried out capital increases. Rio de Janeiro Refrescos Ltda. participated in these capital increases pursuant to its ownership interest for amounts of ThCh$5,385,161.

13.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	2,194,144	932,340
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(868,233)	(1,097,968)
Amortization of Fair Value in Envases CMF S.A.	85,268	85,268
Income Statement Balance	1,411,179	(80,360)

13.4              Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2018:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total assets	78,714,139	106,598,837	10,850,626	513,823	257,149,411	96,963,355	101,275,213
Total liabilities	40,800,603	49,151,318	34	277,055	57,538,296	21,568,158	11,582,021
Total revenue	53,073,645	57,570,452	348,705	233,182	161,749,228	12,169,188	2,673,496
Net income (loss) of associate	1,086,050	936,360	348,705	233,182	2,000,217	7,753,517	1,506,540

Reporting date	12-31.2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	12-31-2018

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total assets	74,308,406	111,697,833	10,851,460	473,226	282,895,158	88,327,243	48,190,779
Total liabilities	36,654,412	54,000,005	35	—	79,689,080	11,407,361	4,594,308
Total revenue	49,924,142	52,507,920	(137,002)	469,509	198,216,570	3,345,146	—
Net income (loss) of associate	2,405,060	(1,541,788)	(137,007)	469,509	(157,266)	1,927,488	(248,532)

Reporting date	12-31-2017	12-31-2017	12-31-2017	12-31-2017	12-31-2017	12-31-2017	11-30-2017

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	12-31-2018			12-31-2017
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	661,285,834	(259,434)	661,026,400	656,411,004	(116,387)	656,294,617
Software	31,526,159	(24,160,202)	7,365,957	27,595,084	(21,087,741)	6,507,343
Others	728,198	(298,002)	430,196	511,470	(40,552)	470,918
Total	693,540,191	(24,717,638)	668,822,553	684,517,558	(21,244,680)	663,272,878

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2018	12.31.2017
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	304,888,183	304,969,889
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	181,583,404	187,695,738
Paraguay	172,594,328	162,825,074
Argentina (North and South)	1,960,485	803,916
Total	661,026,400	656,294,617

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2018 to 12-31-2018				01-01-2017 to 12-31-2017
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	656,294,617	470,918	6,507,343	663,272,878	674,920,063	470,918	5,605,081	680,996,062
Additions	—	—	3,718,038	4,264,098	11,923,449 (1)	—	2,907,715	14,831,164
Amortization	(112,601)	(40,722)	(1,971,417)	(2,170,360)	(116,387)	—	(1,842,933)	(1,959,320)
Other increases (decreases) (2)	4,844,384		(888,007)	919,080	(30,432,508)	—	(162,520)	(30,595,028)
Total	661,026,400	430,196	7,365,957	668,822,553	656,294,617	470,918	6,507,343	663,272,878

(1)          Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)          Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2                       Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments. Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay. Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2018 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates. A nominal discount rate before taxes is used according to the following table:

	Discount Rate	Discount Rate
	2017	2017
Argentina	21.2%	17.1%
Chile	8.1%	7.2%
Brazil	10.9%	9.6%
Paraguay	10.1%	9.1%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the present net value of future cash flows of the CGU are modelled based on the main historical variables , and the respective budgets approved by the CGU. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 1% and 2.5% are established by operation depending on the level of consumption maturity of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows, perpetuity growths and EBITDA margin considered in each CGU.

For purposes of sensitizing the impairment test, variations were made to the main variables used in the model. Following we present the ranges used for each of the modified variables:

•                                          Discount rate: Increase/decrease of up to 100bps as value in the rate with which the future flows are discounted to bring them to present value

•                                          Perpetuity: Increase/decrease of up to 75bps in the rate to calculate the perpetual growth of future flows

•                                          EBITDA margin: Increase/decrease of 100bps in the EBITDA margin of operations, which is applied per year for the projected periods, i.e. for the years 2019-2023

14.2.3              Conclusions

The Company performs annual impairment assessments annually, as a result of the tests carried out at December 31, 2018 and 2017 no signs of impairment were identified in any of the CGUs, assuming conservative EBITDA margins projections and in line with market history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of December 31, 2018 and December 31, 2017 is detailed as follows:

Operating segment	01.01.2018	Additions/ Disposals	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	8,503,023
Brazilian operation	73,509,080	—	(428,980)	73,080,100
Argentine operation	4,672,971	—	23,645,158	28,319,129
Paraguayan operation	6,913,143	—	414,778	7,327,921
Total	93,598,217	—	23,630,956	117,229,173

Operating segment	01.01.2017	Additions/ Disposals	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	8,503,023
Brazilian operation	81,145,834	—	(7,636,754)	73,509,080
Argentine operation	5,972,515	—	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	—	(384,990)	6,913,143
Total	102,919,505	—	(9,321,288)	93,598,217

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	21,542,736	31,470,003
Bonds payable	20,664,481	20,156,295
Deposits in guarantee	12,242,464	13,849,504
Derivative contract obligations (see note 20)	130,829	445,278
Leasing agreements	1,534,467	2,060,325
Total	56,114,977	67,981,405

Non-current	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	2,439,253	13,057,542
Bonds payable	700,327,057	648,228,554
Leasing agreements	13,797,468	14,481,105
Total	716,563,778	675,767,201

The fair value of financial assets and liabilities as of December 31, 2018 and  2017 is presented below:

Current	Book Value 12.31.2018	Fair Value 12.31.2018	Book Value 12.31.2017	Fair Value 12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	137,538,613	137,538,613	136,242,116	136,242,116
Other financial assets (3)	683,567	683,567	14,138,161	14,138,161
Trade and other accounts receivable (3)	187,210,279	187,210,279	191,284,680	191,284,680
Accounts receivable from related companies (3)	9,450,263	9,450,263	5,370,232	5,370,232
Bank loans (1)	21,542,736	20,298,761	31,470,003	31,006,898
Bonds payable (2)	20,664,481	22,318,939	20,156,295	22,484,452
Deposits in guarantee (3)	12,242,464	12,242,464	13,849,504	13,849,504
Derivative contract obligations (3) (see note 20)	130,829	130,829	445,278	445,278
Leasing agreements (3)	1,534,467	1,534,467	2,060,325	2,060,325
Trade and other accounts payable (3)	238,109,847	238,109,847	257,519,477	257,519,477
Accounts payable from related companies (3)	45,827,859	45,827,859	33,961,437	33,961,437

Non-current	12.31.2018	12.31.2018	12.31.2017	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	97,362,295	97,362,295	74,259,085	75,259,085
Trade and other receivables	1,270,697	1,270,697	2,395,851	2,395,851
Accounts receivable from related companies (3)	74,340	74,340	156,492	156,492
Bank loans (1)	2,439,253	2,307,396	13,057,542	11,588,575
Bonds payable (2)	700,327,057	755,694,265	648,228,554	722,044,324
Leasing agreements (3)	13,797,468	13,797,468	14,481,105	14,481,105
Trade and other accounts payable (3)	735,665	735,665	1,132,926	1,132,926

(1)         The fair values are based on discounted cash flows using market discount rates as of the close of each fiscal year and are Level 2 fair value measurements.

(2)         The fair value of corporate bonds is classified as Level 2 fair value measurements based on quoted prices for the Company’s obligations.

(3)         The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2018	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$

91.144.000-8	Embotelladora Andina S.A.	Chile	97032000-8	Banco Scotiabank	Chile	Chilean pesos	Monthly	3.64%	3.64%	—	—	—	300,000
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	—	726,943	726,943	709,794
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	1,071	—	1,071	9,965,133
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	3,352,417
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.48%	7.48%	—	—	—	298,456
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	6.63%	6.63%	—	—	—	1,359,471
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	82,480	88,935	171,415	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	83,151	194,366	277,517	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	7.15%	7.15%	—	—	—	1,611,747
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	4.50%	4.50%	—	—	—	2,541,016
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	4.50%	4.50%	616,808	1,838,770	2,455,578	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.24%	6.24%	—	17,910,212	17,910,212	11,331,969
Total												21,542,736	31,470,003

15.1.2 Bank obligations, non-current

										Maturity
													More 4
													years
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2018
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,786	—	—	—	—	1,434,786
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	72,439	43,033	43,033	81,225	—	239,730
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	151,873	—	—	—	—	151,873
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	6.2%	6.2%	—	—	—	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	612,864	—	—	—	—	612,864
Total															2,439,253

15.1.3 Bank obligations, non-current December 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	31.12.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	2.1%	2.1%	2,092,245	—	—	—	—	2,092,245
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7.5%	7.5%	125,461	125,461	125,461	627,305	—	1,003,688
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	504,700	197,779	44,639	128,887	—	876,005
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	1,593,608	1,202,096	663,779	2,449,851	—	5,909,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	3,176,270	—	—	—	—	3,176,270
Total															13,057,542

15.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

15.2.1        Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of US$210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%.

The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to ThCh$9,583,000, were recorded in results under the item financial costs.

	Current		Non-current		Total
Composition of bonds payable	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	21,038,064	20,547,117	704,048,747	651,459,940	725,086,811	672,007,057
Expenses of bond issuance and discounts on placement	(373,583)	(390,822)	(3,721,690)	(3,231,386)	(4,095,273)	(3,622,208)
Net balance presented in statement of financial position	20,664,481	20,156,295	700,327,057	648,228,554	720,991,538	668,384,849

15.2.2    Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

							Date
		Face	Unit of	Interest	final	Interest	Amortization
	Series	amount	Adjustment	rate	Maturity	Payment	of capital	12.31.2018	12.31.2017
								ThCh$	ThCh$
Bonds, current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	00.01.2019	6,598,389	6,071,687
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	614,152	597,049
CMF Registration N°759 08.20.2013	C	500,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	7,069,487	6,959,157
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	1,545,334	1,502,299
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	1,027,009	998,409
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2016	Semiannually	09.25-2039	1,013,805
Bonds USA	—	365,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	3,169,888	4,418,516
Total current portion								21,038,064	20,547,117
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	00.01.2019	52,132,023	56,795,423
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	41,348,685	40,197,210
CMF Registration N°759 08.20.2013	C	500,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	6,891,448	13,399,069
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	110,263,160	107,192,560
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	82,697,378	80,394,428
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2016	Semiannually	09.25-2039	157,125,003
Bonds USA	—	365,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	253,591,050	353,481,250
Bonds non-current portion								704,048,747	651,459,940

Accrued interest included in the current portion of bonds totaled ThCh$ 7,856,274 and ThCh$8,105,642 at December 31, 2018 and 2017, respectively.

15.2.3        Non-current maturities

		Year of maturity				Total non-
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	current 12.31.2018
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,704,717	7,134,663	7,598,414	30,694,229	52,132,023
SVS Registration N°641 08.23.2010	C	—	1,879,436	3,758,871	35,710,378	41,348,685
SVS Registration N°759 08.20.2013	C	3,445,724	3,445,724	—	—	6,891,448
SVS Registration N°760 08.20.2013	D	—	—	—	110,263,160	110,263,160
SVS Registration N°760 04.02.2014	E	—	—	—	82,697,378	82,697,378
CMF Registration N°912 10.10.2018	F				157,125,003	157,125,003
Bonds USA	—	—	—	—	253,591,050	253,591,050
Total		10,150,441	12,459,823	11,357,285	670,081,198	704,048,747

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating as of December 31, 2018:

AA          :       ICR Compañía Clasificadora de Riesgo Ltda. rating

AA          :       Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2018, is the following:

BBB       :       Standard&Poors rating

BBB+     :       Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5        Restrictions

15.2.5.1             Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023. These bonds do not have financial restrictions. In October 2018, there was a partial repurchase of this bond for US $210 million, with US$365 million remaining outstanding.

15.2.5.2 Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of December 31, 2018, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of December 31, 2018 is UF 2,228 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2018, indebtedness level is 0.78 times of Consolidated Equity.

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2018, this index is 1.66 times.

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2018, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2018, Net Financial Debt was 0.62 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2018, this index is 1.66 times.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2018, Net Financial Coverage level is 6.08 times.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of December 31, 2018, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759. Outstanding capital as of December 31, 2018, is UF 0.500 million.

•             Series D and E outstanding as of December 31, 2018, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760. The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of December 31, 2018, of both series amounts to UF 7.000 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2018, Indebtedness Level is 0.62 times of Consolidated Equity.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2018, this index is 1.66 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions regarding bond lines registered in the Securities Registrar under number 912.

In October 2018, a Series F bond was issued in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.8%.

Regarding Series F Local Bond, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2018, this index equals 0.62 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2018, this index equals 1.66 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2018, and December 31, 2017, the Company complies with all financial collaterals.

15.2.6                                          Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

15.3.1                                          Derivative contract obligations

Please see details in Note 20.

15.4.1                                                            Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	At	At
Name	Country	Tax ID	type	Type	Currency	Type	Rate	Rate	90 days	1 year	12.31.2018	12.31.2017
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	11,996	,	11,996	41,467
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	51,766	23,494	75,260	504,815
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	57,750	51,823	109,573	528,801
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	171,115	545,863	716,978	657,610
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	57,561	282,104	339,665	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	280,995	—	280,995	327,632

Total											1,534,467	2,060,325

15.4.2                                                            Non-current liabilities for leasing agreements December 31, 2018

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2018
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	810,185	915,509	1,034,525	1,169,014	9,466,995	13,396,228
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	401,240	—	—	—	—	401,240
TOTAL														13,797,468

15.4.3                                                            Non-current liabilities for leasing agreements December 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	11,764	—	—	—	—	11,764
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	73,799	—	—	—	—	73,799
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	105,807	—	—	—	—	105,807
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	743,100	839,703	948,864	1,072,216	10,685,852	14,289,735

Total															14,481,105

15.4.4                                                             Current and non-current leasing agreements obligations “Restrictions”

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

NOTE 16 —   TRADE AND OTHER ACCOUNTS PAYABLE, CURRENT AND NON-CURRENT

Trade and other current accounts payable are detailed as follows:

Item	12.31.2018	12.31.2017
	ThCh$	ThCh$
Trade accounts payable	174,486,806	187,872,116
Withholdings tax	47,693,379	49,857,086
Accounts payable Inamar Ltda. (1)	—	356,221
Others	16,665,327	20,566,980
Total	238,845,512	258,652,403

Current	238,109,847	257,519,477
Non-current	735,665	1,132,926
Total	238,845,512	258,652,403

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery. These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

Accruable liability
ThCh$
Maturity within one year	3,823,849
Maturity between one and five years	4,259,402
Maturity more than five years	480,963
Total	8,564,214

Total expenses related to operating leases maintained by the Company as of December 31, 2018 amount to ThCh$6,133,282.

NOTE 17 — OTHER PROVISIONS, CURRENT AND NON-CURRENT

17.1           Balances

This account is detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Litigation (1)	62,452,526	65,624,166
Total	62,452,526	65,624,166

Current	3,485,613	2,676,418
Non-current	58,966,913	62,947,748
Total	62,452,526	65,624,166

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	12.31.2018	12.31.2017
	ThCh$	ThCh$

Tax Contingencies	47,991,514	49,185,234
Labor Contingencies	10,376,830	10,468,704
Civil Contingencies	4,084,182	5,970,228
Total	62,452,526	65,624,166

17.2           Movements

The movement of principal provisions over law suits is detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance as of January 01	65,624,166	73,081,893
Additional provisions	46,657	2,493,968
Increase (decrease) in existing provisions	(4,998,530)	(19,083,499)
Payments	6,139,963	22,985,793
Reverse unused provision (*)	(2,157,152)	(6,769,384)
Increase (decrease) due to foreign exchange differences	(2,202,578)	(7,084,605)
Total	62,452,526	65,624,166

(*) During fiscal years 2018 and 2017 there have been reversals of provisions amounting to Th$ 2,157,152 and Th$6,769,384, respectively which resulted from fines demanded by the Brazilian Treasury on the use of tax credits , because of favorable rulings on the subject for Rio de Janeiro Refrescos Ltda.

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Dividend payable	21,584,314	21,679,922
Other	12,189,900	5,328,055
Total	33,774,214	27,007,977

NOTE 19 —   EQUITY

19.1           Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2018	2017	2018	2017	2018	2017
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1                                Equity:

	Subscribed Capital		Paid-in capital
Series	2018	2017	2018	2017
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                                Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2018, the shareholders agreed to pay out of the 2017 earnings are final dividend to complete the 30% required by the Law 18,046 which will be paid in May 2018 , and an additional dividend will be paid in August 2018.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2018	Amount of accumulated earnings at 12.31.2018
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(12,007,487)	2,792,897
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,618,096	7,271,397
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(747,882)	198,921
Deferred taxes complementary accounts parent Company	Depreciation	(1,444,960)	1,444,960	—
Total		19,260,703	(8,997,488)	10,263,215

The dividends declared and paid per share are presented below:

Payment month		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	August	Additional	Retained Earnings	19.00	20.90
2017	October	Interim	2017	19.00	20.90
2018	January	Interim	2017	21.50	23.65
2018	May	Final	2017	21.50	23.65
2018	August	Additional	Retained Earnings	21.50	23.65
2018	October	Interim	2018	21.50	23.65
2019	January	Interim	2018	21.50	23.65

19.3           Other Reserves

The balance of other reserves includes the following:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(306,674,529)	(237,077,572)
Cash flow hedge reserve	(13,668,932)	(3,094,671)
Reserve for employee benefit actuarial gains or losses	(1,954,077)	(1,915,587)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	—
Total	110,854,089	185,049,228

19.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

19.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4        Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Brazil	(99,990,343)	(90,156,924)
Argentina(*)	(201,118,180)	(128,348,112)
Paraguay	8,623,849	(4,862,332)
Exchange rate differences in related companies	(14,189,854)	(13,710,204)
Total	(306,674,528)	(237,077,572)

The movement of this reserve for the fiscal years ended December 31, 2018 and 2017, is detailed as follows:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Brazil	(10,313,069)	(32.963.533)
Argentina	(72,770,068)	(19.961.899)
Paraguay	13,486,181	(15.407.785)
Total	(69,596,956)	(68,333,217)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of December 31, 2018 and 2017, this account is detailed as follows:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income
Details	2018	2017	December 2018	December 2017	December 2018	December 2017
			ThCh$	ThCh$	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	23,260	13,765	3,633	5,590
Andina Empaques Argentina S.A.	0.0209	0.0209	2,113	2,213	96	711
Paraguay Refrescos S.A.	2.1697	2.1697	5,378,074	5,045,792	556,112	502,945
Vital S.A.	35.0000	35.0000	7,674,785	9,261,108	271,063	283,327
Vital Aguas S.A.	33.5000	33.5000	1,986,493	2,117,098	36,696	151,647
Envases Central S.A.	40.7300	40.7300	4,836,892	5,483,317	(20,225)	220,715
Total			19,901,617	21,923,293	847,375	1,164,935

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2018
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,001,994	50,601,377	96,603,371
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	97.20	106.92	102.06

Earnings per share	12.31.2017
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	56,112,755	61,723,035	117,835,790
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	118.56	130.42	124.49

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for BRL/USD, for which it is necessary to discount future cash flows in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of December 31, 2018 and December 31, 2017, the Company held the following derivative instruments:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swaps associated with US Bonds

At December 31, 2018, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$360 million into Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2018 amounted to ThCh$87,446,662. These swap contracts have the same terms of the underlying bond obligation and expire in 2023. Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$14,089,111 and has been recognized within other equity reserves as of December 31, 2018. The ineffective portion for ThCh$2,07,802 in losses associated with this hedge was recorded in other gains and losses as of December 31, 2018.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$25,302,080 as of  December 31, 2018.

20.2. Forward currency transactions expected to be very likely:

During 2018 and 2017, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$56.8 million as of December 31, 2018 (US$62.8 million as of December 31, 2017). These agreements were recorded at fair value, resulting in net earnings due to hedge recycling of ThCh$7,583,354 for the period ended December 31, 2018, and hedge asset and liabilities of ThCh$669,527 and ThCh$130,829, respectively. Contracts that ensure future flows of foreign currency have been designated as hedge agreements, as of December 31, 2018 with a pending amounted to be recycled to income in the amount of ThCh$397,151.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of  December 31, 2018, the Company had total assets related to its foreign exchange derivative contracts for ThCh$88,116,189 (ThCh$62,367,852  as of December 31, 2017) and liabilities for ThCh$130,829 as of December 31, 2018 (ThCh$445,278  as of December 31, 2017). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December 31, 2018
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Other current financial assets	—	669,527		669,527
Other non-current financial assets	—	87,446,662	—	87,446,662
Total assets	—	88,116,189	—	88,116,189
Liabilities
Current liabilities
Other current financial liabilities	—	130,829	—	130,829
Total liabilities	—	130,829	—	130,829

	Fair Value Measurements at December 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	469,019	—	469,019
Other non-current financial assets	—	61,898,833	—	61,898,833
Total assets	—	62,367,852	—	62,367,852

Liabilities
Current liabilities
Other current financial liabilities	—	445,278	—	445,278
Total liabilities	—	445,278	—	445,278

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1) Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$948,042. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$656,817 to guaranty judicial liabilities

2) Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$55,518,871 Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of December 31, 2018 and December 31, 2017, amounted to ThCh$31,143,415 and ThCh$31,953,725, respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$986,396,119 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.44% annual commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$346,232,541.

The Company rejects the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,138,749,846 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount R$203,070,206 equivalent to ThCh$36,411,450.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$76,883,016 equivalent to ThCh$13,785,489.

3) Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$5,970,453. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$15,160. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2018	12.31.2017
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	—	17,991,202
Gas Licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Hospital Militar	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	4,727
Parque Arauco	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	5,345
Aeropuerto Nuevo Pudahuel	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	—	10,129
Hospital FACH	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	—	697
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Bodegas San Francisco Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	—	6,483
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,336,644	4,626,086
Reclamaciones Civiles Y Tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	12,597,136	13,104,186
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	13,209,635	14,223,453
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	369	659
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	553	989
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	395	707
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7	12
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	21,420	38,315
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	40,682	72,768
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,645	2,943
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	254,430	455,104
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	78	140
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,317	5,934
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,612	8,249
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	46,169	53,900
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,013	6,608
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,592	5,755
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,949	8,853
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	72	128
Migoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	112	—
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	309	1,226
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	231,077	—
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	35	62
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	226	403
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, financial assets	—	519
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	290	—
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial Deposit	Other non-current, non-financial assets	41,465	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	4,164	3,782
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	904	800
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	758	715
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,251	1,107
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,191	1,054
Total					31,816,781	50,651,324

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	12.31.2018	12.31.2017
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	3,461
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,601,353	1,496,862
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	8,233,853	7,185,511
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	116,192,877	91,903,312
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	43,015,207	20,527,817
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3,586,095	3,716,747
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	3,236,092	2,449,103
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	699,502	63,777
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	182,459	347,990

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of December 31, 2018, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF16,928 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$365 million (original amount issued US$575 million and partial prepayment in October 2019 for US$210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 91% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$63,322,758. A provision of ThCh$1,343,691 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)   Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2018, the Company maintains a net investment of ThCh$141,415,980 in Argentina, composed by the recognition of assets amounting to ThCh$241,496,143 and liabilities amounting to Ch$100,080,163. These investments accounted for 24.6% of the Company’s consolidated sales revenues

As of December 31, 2018, the Argentine peso devalued by 44.1% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1, 008,205 and a decrease in equity of ThCh$4,547,092, originated by lower asset recognition of ThCh$8,049,598 and by lower liabilities recognition of ThCh$3,502,506.

a.2 Investment in Brazil

As of December 31, 2018, the Company maintains a net investment of ThCh$266,078,105 in Brazil, composed by the recognition of assets amounting to ThCh$814,443,115 and liabilities amounting to ThCh$548,365,009. These investments accounted for 32.3% of the Company’s consolidated sales revenues.

As of December 31, 2018, the Brazilian Real devalued by 3.5% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,755,781 and a decrease in equity of ThCh$12,297,287, originated by lower asset recognition of ThCh$36,589,434 and by lower liabilities recognition of ThCh$ 24,292,147.

a.3 Investment in Paraguay

As of December 31, 2018, the Company maintains a net investment of ThCh$247,867,392 in Paraguay, composed by the recognition of assets amounting to ThCh$286,061,496 and liabilities amounting to ThCh$38,194,104. These investments accounted for 8.9% of the Company’s consolidated sales revenues.

As of December 31, 2018, the Paraguayan Guarani appreciated by 6.0% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$1,220,490 and a decrease in equity of ThCh$11,738,373 originated by lower asset recognition of ThCh$13,360,934 and lower liabilities recognition of ThCh$1,622,561.

b)                           Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2018, the Company maintains a net liability position totaling ThCh$251, 124,893, basically composed of bonds payable and leasing contracts for ThCh$257, 041,934 partially offset by financial assets denominated in dollars for ThCh$5, 917,041.

All U.S. Dollar liabilities amounting to ThCh$257,041,934 correspond to dollar liabilities of the Chilean, Argentinean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2018, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$2, 466,157.

c) Assets purchased or indexed to foreign currency exposure

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon. As of December 31, 2018, US$56.8 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$5, 861,388 as of December 31, 2018. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these Consolidated Financial Statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$7,762,189 in earnings for the period ended December 31, 2018. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	21,579,550	1,597,027	787,777	772,051	81,286
Bond payable	42,991,809	42,909,590	39,560,554	39,411,666	844,765,446
Operating lease obligations	7,305,508	9,516,692	9,072,970	9,032,343	22,059,516
Purchase obligations	64,406,811	9,126,536	9,338,111	233,004	240,600
Total	136,283,678	63,149,845	58,759,412	49,449,064	867,146,848

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2018	01.01.2017
Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Direct production costs	759,229,954	815,455,280
Payroll and employee benefits	266,966,841	287,458,526
Transportation and distribution	137,428,173	163,361,088
Marketing	17,345,951	29,209,904
Depreciation and amortization	99,594,447	99,163,891
Repairs and maintenance	28,120,097	34,253,824
Other expenses	138,860,648	181,249,647
Total	1,447,546,111	1,610,152,160

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2018	01.01.2017
Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	1,984,547	312,470
Recovery AFIP claim	232,617	—
Others	392,004	238,364
Total	2,609,168	550,834

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2018	01.01.2017
Detail	12.31.2018	12.31.2017
	ThCh$	ThCh$
Contingencies and Non-operating fees	10,192,495	12,146,574
Tax on bank debits	4,653,929	7,669,234
Disposal and write-off of Property, plant and equipment	262,366	3,025,497
Disposal Purchase Price Allocation (PPA) in RP-Brazil	—	(6,769,384)
Others	948,973	629,550
Total	16,057,763	16,701,471

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2018	01.01.2017
Detail	12.31.2018	12.31.2017
	ThCh$	ThCh$
Interest income	1,046,580	8,370,338
Other interest income	2,893,664	2,824,037
Total	3,940,244	11,194,375

b)             Finance expenses

	01.01.2018	01.01.2017
Detail	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bond interest	38,547,682	42,178,816
Bank loan interest	1,828,588	5,553,485
Other interest costs	14,638,390	7,488,068
Total	55,014,660	55,220,369

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2018	01.01.2017
Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
(Losses) gains on ineffective portion of hedge derivatives	(2,707,802)	(2,536,079)
Other income and (expenses)	(57)	(1,190)
Total	(2,707,859)	(2,537,269)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of December 31, 2018 and December 31, 2017, are the following:

CURRENT ASSETS	12.31.2018	12.31.2017
	ThCh$	ThCh$
Cash and cash equivalents	137,538,613	136,242,116
US Dollars	5,917,041	6,973,298
Euros	51,401	17,245
Chilean pesos	86,121,695	80,985,719
Brazilian Real	28,040,970	21,779,408
Argentine Pesos	6,726,906	19,681,449
Paraguayan Guarani	10,680,600	6,804,997

Other financial assets	683,567	14,138,161
U.S. Dollars	—	—
Chilean pesos	—	—
Unidad de Fomento	355,126	13,647,997
Brazilian Real	14,040	366,595
Argentine Pesos	300,359	123,569
Paraguayan Guarani	14,042	—

Other non-financial assets	5,948,923	5,611,861
US Dollars	45,053	70,975
Unidad de Fomento	78,623	9,790
Chilean pesos	3,589,253	3,049,402
Brazilian Real	1,275,073	1,447,790
Argentine Pesos	460,125	632,428
Paraguayan Guarani	500,796	401,476

Trade and other accounts receivable, net	174,113,323	191,284,680
US Dollars	863,794	541,579
Euros	52,332	112,763
Unidad de Fomento	1,414,800	1,673,147
Chilean pesos	73,028,244	75,797,942
Brazilian Real	66,585,089	75,387,122
Argentine Pesos	25,000,141	30,870,192
Paraguayan Guarani	7,168,923	6,901,935

Accounts receivable from related companies	9,450,263	5,370,232
US Dollars	26,557	16,674
Chilean pesos	6,911,814	5,172,144
Brazilian Real		—
Argentine Pesos	2,511,892	181,414

Inventory	151,319,709	131,363,000
US Dollars	2,197,382	3,046,600
Euros	12,522	262,204
Chilean pesos	50,130,341	39,750,597
Brazilian Real	36,797,523	33,834,631
Argentine Pesos	46,394,230	43,857,361
Paraguayan Guarani	15,787,711	10,611,607

Current tax assets	2,532,056	—
Chilean pesos	—	—
Brazilian Real	2,532,056	—

Total Current Assets	481,586,454	484,010,050
US Dollars	9,049,827	10,649,126
Euros	116,255	392,212
Unidad de Fomento	1,493,423	15,330,934
Chilean pesos	220,136,473	204,755,804
Brazilian Real	135,244,751	132,815,546
Argentine Pesos	81,393,653	95,346,413
Paraguayan Guarani	34,152,072	24,720,015

NON-CURRENT ASSETS	12.31.2018	12.31.2017
	ThCh$	ThCh$
Other financial assets	97,362,295	74,259,085
Chilean pesos	—	2,212,688
Brazilian Real	87,446,661	63,531,839
Argentine Pesos	9,915,634	8,514,558

Other non-financial assets	34,977,264	47,394,345
US Dollars	22,917	—
Unidad de Fomento	314,283	—
Chilean pesos	47,532	395,857
Brazilian Real	32,070,120	45,334,405
Argentine Pesos	2,315,682	1,626,255
Paraguayan Guarani	206,730	37,828

Trade and other receivables	1,270,697	2,395,851
Unidad de Fomento	1,204,097	2,335,322
Argentine Pesos	—	2,193
Paraguayan Guarani	90	58,336
	66,510
Accounts receivable from related parties		156,492
Chilean pesos	74,340	156,492
	74,340
Investments accounted for under the equity method		86,809,069
Chilean pesos	102,410,945	33,789,538
Brazilian Real	50,136,221	53,019,531
	52,274,724
Intangible assets other than goodwill	—
US Dollars		663,272,878
Chilean pesos	668,822,553	3,959,421
Brazilian Real	4,960,399	307,165,028
Argentine Pesos	306,508,710	188,401,129
Paraguayan Guarani	182,657,545	922,226
	2,101,571	162,825,074
Goodwill	172,594,328
Chilean pesos		93,598,217
Brazilian Real	117,229,173	9,523,767
Argentine Pesos	9,523,767	72,488,336
Paraguayan Guarani	72,059,356	4,672,971
	28,318,129	6,913,143
Property, plant and equipment	7,327,921
US Dollars		659,750,499
Euros	710,770,968	190,365
Chilean pesos	—	5,362,096
Brazilian Real	381,732	271,391,436
Argentine Pesos	271,625,978	240,781,729
Paraguayan Guarani	252,674,783	77,580,966
	117,532,176	64,443,907
Deferred income tax assets	68,556,299
Argentine Pesos		3,212,981
	—	3,212,981
	—
Total Non-Current Assets	1,732,918,235	1,630,849,417
US Dollars	4,983,316	4,149,786
Euros	381,732	5,362,096
Unidad de Fomento	1,518,380	2,335,322
Chilean pesos	637,916,548	624,634,806
Brazilian Real	679,183,189	663,556,969
Argentine Pesos	160,183,282	96,532,150
Paraguayan Guarani	248.751.788	234,278,288

	12.31.2018			12.31.2017
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	9,377,421	46,737,556	56,114,977	13,536,530	54,444,875	67,981,405
U.S. Dollars	130,829	3,304,011	3,434,840	25,540	4,563,131	4,588,671
Unidad de Fomento	7,831,899	10,536,509	18,368,408	6,735,155	9,892,144	16,627,299
Chilean pesos	—	9,681,676	9,681,676	—	10,342,404	10,342,404
Brazilian Real	1,413,622	20,833,877	22,247,499	5,084,725	15,589,691	20,674,416
Argentinean pesos	1,071	1,357,285	1,358,356	1,691,110	13,185,694	14,876,804
Paraguayan Guaraní	—	1,024,198	1,024,198	—	871,811	871,811

Trade and other accounts payable, current	234,715,484	3,394,363	238,109,847	251,551,666	5,967,811	257,519,477
U.S. Dollars	14,514,082	—	14,514,082	11,716,262	29,728	11,745,990
Euros	4,311,724	59,951	4,371,675	2,202,581	80,070	2,282,651
Unidad de Fomento	192,055	—	192,055	2,198,131	—	2,198,131
Chilean pesos	81,099,246	3,334,412	84,433,658	82,576,800	5,823,291	88,400,091
Brazilian Real	68,940,973	—	68,940,973	74,524,169	—	74,524,169
Argentinean pesos	54,846,437	—	54,846,437	69,859,508	52,403	69,911,911
Paraguayan Guaraní	10,805,605	—	10,805,605	8,472,550	(17,681)	8,454,869
Other currencies	5,362	—	5,362	1,665	—	1,665
	—	—	—
Accounts payable to related companies, current	45,687,476	140,383	45,827,859	33,728,629	232,808	33,961,437
U.S. Dollars	—	—	—	—	—	—
Unidad de Fomento	—	—	—	—	—	—
Chilean pesos	27,729,583	140,383	27,869,966	15,297,780	232,808	15,530,588
Brazilian Real	12,478,179	—	12,478,179	18,430,849	—	18,430,849
Argentinean pesos	5,479,714	—	5,479,714	—	—	—
Paraguayan Guaraní	—	—	—

Other provisions, current	1,789,275	1,696,338	3,485,613	2,616,340	60,078	2,676,418
Chilean pesos	1,789,275	1,681,178	3,470,453	2,616,340	—	2,616,340
Paraguayan Guaraní	—	15,160	15,160	—	60,078	60,078

Tax liabilities, current	4,302,370	5,036,242	9,338,612	543,874	2,641,091	3,184,965
Chilean pesos	4,302,370	1,184,842	5,487,212	184,406	—	184,406
Brazilian Real	—	—	—	359,468	359,468	718,936
Argentinean pesos	—	2,980,634	2,980,634	—	2,155,680	2,155,680
Paraguayan Guaraní	—	870,766	870,766	—	125,943	125,943

Employee benefits current provisions	10,189,264	23,021,715	33,210,979	—	35,955,643	35,955,643
Chilean pesos	1,177,114	4,854,163	6,031,277	—	6,365,543	6,365,543
Brazilian Real	—	17,180,455	17,180,455	—	16,412,363	16,412,363
Argentinean pesos	9,012,150	—	9,012,150	—	12,371,827	12,371,827
Paraguayan Guaraní	—	987,097	987,097	—	805,910	805,910

Other non-financial liabilities, current	1,346,839	32,427,375	33,774,214	648,171	26,359,806	27,007,977
Unidad de Fomento	—	—	—	—	—	—
Chilean pesos	869,964	32,276,377	33,146,341	190,529	26,111,396	26,301,925
Brazilian Real	—	—	—	—	—	—
Argentinean pesos	476,875	—	476,875	457,642	—	457,642
Paraguayan Guaraní	—	150,998	150,998	—	248,410	248,410

Total current liabilities	307,408,129	112,453,972	419,862,101	302,625,210	125,662,112	428,287,322
U.S. Dollars	14,644,911	3,304,011	17,948,922	11,741,802	4,592,859	16,334,661
Euros	4,311,724	59,951	4,371,675	2,202,581	80,070	2,282,651
Unidad de Fomento	8,023,954	10,536,509	18,560,463	8,933,286	9,892,144	18,825,430
Chilean pesos	116,967,552	53,153,031	170,120,583	100,865,855	48,875,442	149,741,297
Brazilian Real	82,832,774	38,014,332	120,847,106	98,399,211	32,361,522	130,760,733
Argentinean pesos	69,816,247	4,337,919	74,154,166	72,008,260	27,765,604	99,773,864
Paraguayan guaraní	10,805,605	3,048,219	13,853,824	8,472,550	2,094,471	10,567,021
Other currencies	5,362	—	5,362	1,665	—	1,665

	12.31.2018				12.31.2017
NON CURRENT LIABILITIES	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	28,642,101	276,409,074	411,512,603	716,563,778	8,185,760	8,153,247	659,428,194	675,767,201
U.S. Dollars	—	250,976,154	—	250,976,154	513,788	—	350,016,750	350,530,538
Unidad de Fomento	25,634,958	23,105,123	402,045,609	450,785,690	—	2,092,245	298,725,592	300,817,837
Chilean pesos	—	—	—	—	—	—	—	—
Brazilian Real	3,007,143	2,327,797	9,466,994	14,801,934	7,671,972	6,061,002	10,685,852	24,418,826

Non-current accounts payable	735,665	—	—	735,665	1,132,926	—	—	1,132,926
U.S. Dollars	585,289	—	—	585,289	748,565	—	—	748,565
Chilean pesos	148,680	—	—	148,680	356,221	—	—	356,221
Argentinean pesos	1,696	—	—	1,696	28,140	—	—	28,140

Other provisions, non-current	3,448,042	55,518,871	—	58,966,913	62,947,748	—	—	62,947,748
Chilean pesos	2,500,000	—	—	2,500,000	5,000,000			5,000,000
Brazilian Real	—	55,518,871	—	55,518,871	56,607,720	—	—	56,607,720
Argentinean pesos	948,042	—	—	948,042	1,340,028	—	—	1,340,028
Paraguayan Guaraní	—	—	—	—

Deferred tax liabilities	16,607,605	101,512,040	27,126,303	145,245,948	19,317,808	91,769	105,794,989	125,204,566
Chilean pesos	497,175	81,630,530	11,899,975	94,027,680	252,448	91,769	92,319,662	92,663,879
Brazilian Real	—	19,881,510	—	19,881,510	19,065,360	—	—	19,065,360
Argentinean pesos	16,110,430	—	—	16,110,430
Paraguayan Guaraní	—	—	15,226,328	15,226,328	—	—	13,475,327	13,475,327

Employee benefits non-current provisions	742.297	240,148	8,433,096	9,415,541	359,760	62,742	7,863,853	8,286,355
Chilean pesos	230.528	240,148	8,433,096	8,903,772	163,756	62,742	7,863,853	8,090,351
Paraguayan Guaraní	511.769	—	—	511,769	196,004	—	—	196,004

Other non-financial liabilities, non-current	—	—	—	—	—	—	—	—
Brazilian Real	—	—	—	—	—	—	—	—
Argentinean pesos	—	—	—	—

Total non-current liabilities	50,175,710	433,680,133	447,072,002	930,927,845	91,944,002	8,307,758	773,087,036	873,338,796
U.S. Dollars	585,289	250976154	—	251,561,443	1,262,353	—	350,016,750	351,279,103
Unidad de Fomento	25,634,958	23,105,123	402,045,609	450,785,690	—	2,092,245	298,725,592	300,817,837
Chilean pesos	3,376,383	81,870,678	20,333,071	105,580,132	5,772,425	154,511	100,183,515	106,110,451
Brazilian Real	3,007,143	77,728,178	9,466,994	90,202,315	83,345,052	6,061,002	10,685,852	100,091,906
Argentinean pesos	17,060,168	—	—	17,060,168	1,368,168	—	—	1,368,168
Paraguayan Guaraní	511,769	—	15,226,328	15,738,097	196,004	—	13,475,327	13,671,331

NOTE 29 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$1,386,987 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others,

These disbursements by country are detailed as follows:

	2018 Period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	416,116	—	—	—
Argentina	209,203	—	53,563	—
Brazil	544,026	7,216	—	—
Paraguay	65,784	144,642	—	—
Total	1,235,129	151,858	53,563	—

NOTE 30 — SUBSEQUENT EVENTS

There are no subsequent events as of December 31, 2018, that may significantly affect the Company’s financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, March 27, 2019